SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the calendar year ended December 31, 1999 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______________________ to
       ______________________


                        Commission File Number: 33-80504


       A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           The Sharper Image 401k Savings Plan
                           650 Davis Street
                           San Francisco, CA 94111

       B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Sharper Image Corporation
                           650 Davis Street
                           San Francisco, CA 94111

THE SHARPER IMAGE
401k SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   3


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits,
         as of December 31, 1999 and 1998                                      4

     Statements of Changes in Net Assets Available for Benefits,
         for the years ended December 31, 1999 and 1998                        5

     Notes to Financial Statements                                           6-9


SUPPLEMENTAL SCHEDULE:

     Schedule of Assets Held for Investment Purposes as of
         December 31, 1999                                                    10


OTHER INFORMATION:

     Exhibit 23.1 - Independent Auditors' Consent                             12

INDEPENDENT AUDITORS' REPORT


Administrative Committee,
The Sharper Image 401k Savings Plan
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of The Sharper Image 401k Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  Deloitte & Touche LLP
--------------------------
San Francisco, CA

May 26, 2000

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                          December 31,
                                                         -------------
                                                    1999                1998
                                                    ----                ----
Total Investments at Fair Value                 $ 5,085,052          $ 3,653,989
                                                -----------          -----------

Receivables:
    Employee Contributions                           34,236               21,251
    Employer Contributions                          152,475               72,951
                                                -----------          -----------
      Total Receivables                             186,711               94,202
                                                -----------          -----------

Liabilities-Excess Contributions                     (9,020)                   0
                                                -----------          -----------

Net Assets Available for Benefits               $ 5,262,743          $ 3,748,191
                                                ===========          ===========


                 See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                            Year Ended
                                                            December 31,
                                                            ------------
                                                        1999              1998
                                                        ----              ----
ADDITIONS TO NET ASSETS:
  Investment income:
  Net appreciation in fair value of investments     $  509,889       $  605,996
  Interest and dividend income                         324,119          175,509
                                                     ---------        ---------
      Total investment income                          834,008          781,505

      Employer contributions                           152,475           72,951
      Employee contributions                           920,277          750,733
                                                     ---------       ----------

           Total additions                           1,906,760        1,605,189
                                                     ---------        ---------

   DEDUCTIONS FROM NET ASSETS:
      Benefits paid to terminated participants        (377,236)        (569,724)
      Administrative expenses                          (14,972)         (11,227)
                                                    ----------        ----------

           Total deductions                           (392,208)        (580,951)
                                                    ----------        ----------

   NET INCREASE IN NET ASSETS                        1,514,552        1,024,238

   NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                 3,748,191        2,723,953
                                                    ----------        ----------
   End of year                                      $5,262,743       $3,748,191
                                                    ==========        ==========


                 See accompanying notes to financial statements.

THE SHARPER IMAGE
401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of The Sharper Image (the "Company") 401k Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General- The Plan was established on April 1, 1994 and was amended on August 1, 1999. The Plan is a defined contribution plan covering all employees who have completed one year of service with at least 1,000 hours and are age twenty-one or older. The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The purpose of the Plan is to provide retirement and other benefits for employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Contributions- Prior to the amended Plan date of August 1, 1999, participants were allowed to contribute 1% to 10% of their annual compensation, plus up to 100% of any employer paid cash bonus, not to exceed the maximum deductible amount of $10,000 for the year ended December 31. The August 1, 1999 amended Plan has the same terms except it allows participants to contribute 1% to 20% of their annual compensation. Participants may also effect rollover distributions to the Plan from other qualified defined benefit or contribution plans. Contributions to the Plan are invested by the Trustee, PNC Bank, N.A ("PNC"), in one or more of the investment funds in whole percentage increments as directed by Plan participants. The Company made employer matching contributions equal to 100% of the participants contribution up to a maximum of $500 and $250 per participant for the years ended December 31, 1999 and 1998, respectively.

   Participant  Accounts-  Each  participant's  account  is  credited  with  the participant's contributions, the Company's matching contribution, and allocations of Plan earnings. Forfeited balances of terminated participants' nonvested accounts remain in the Plan and will be applied first to the payment of administrative expenses and then to reduce future Company contributions.

   Vesting- Participants are immediately vested in the contributions they make to the Plan, plus actual earnings thereon. Vesting in the Company's matching contributions, made on their behalf, plus earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

   Participant Loans- Participant loans are available to active employees. The loan amount available is 50% of a participant's vested account balance, with a minimum loan of $1,000 and a maximum loan of $50,000. As of December 31, 1999, there were 29 loans outstanding with interest rates ranging from 8.75% to 9.25%, and as of December 31, 1998, there were 33 loans outstanding, with an interest rate of 9.5%.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN (continued)

   Distribution of Benefits- Upon termination of service for any reason, including death, disability or retirement, a participant may receive the value of their vested interest as a lump-sum distribution. Terminated participants with an account balance of less than $5,000 will automatically receive a lump sum distribution.

   Plan Termination- Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan under the provisions of ERISA. In the event of Plan termination, the assets under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

   Tax Status- The Plan is a standardized prototype cash or deferred profit sharing plan sponsored by PNC. A favorable determination letter for this standardized prototype was issued by the Internal Revenue Service ("IRS") on April 10, 1990 and a favorable determination letter for the amendment to the standardized prototype was issued by the IRS on February 8, 1993. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   Reclassifications- The Plan has adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. As a result, the Plan's 1998 financial statements have been reclassified to eliminate the by-fund disclosures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting- The financial statements of the Plan are prepared under the accrual method of accounting.

   Forfeiture Accounts- At December 31, 1999 and 1998, forfeited non-vested account balances totaled $5,332 and $14,975, respectively. These accounts will be used to offset future expenses of the Plan. In addition, during 1999 and 1998, Plan administrative expenses totaling $14,972 and $11,227, respectively, were deducted from these account balances.

   Investment Valuation and Income Recognition- The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Fair value for the Company's unitized common stock, which is listed on NASDAQ, is valued at its quoted market price. Participant loans are carried at the unpaid principal balance, which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Payment of Benefits- Benefits are recorded when paid.

   Administrative Expenses- Plan administrative expenses are primarily paid through forfeited balances of terminated participants' non-vested portion of the Company's matching contributions. If the forfeiture balance is less than administrative expense, the deficiency will be paid by the Company with an additional contribution. If the forfeitures exceed the administrative expenses, the Company may reduce the employer contribution for such plan year.

   Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INVESTMENTS

   Investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 are separately identified in the following table:

                                December 31, 1999           December 31, 1998
                                -----------------           -----------------

                               Number of                  Number of
                               Shares or    Fair          Shares or      Fair
                               Par Value    Value         Par Value      Value
                               ---------    -----         ---------      -----

   BlackRock:
     Balanced Fund             37,183    $  772,658         34,290   $  679,624
     Large Cap Growth
       Equity Fund             71,777     1,752,792         50,920    1,069,327
     Index Equity Fund         37,218     1,046,942         33,912      804,050
     Money Market Fund        517,404       693,749        538,598      690,065
   Sharper Image Corp.
     Common Stock Fund         14,189       291,048         10,126      190,952


   During the years ended December 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $509,889 and $605,996, respectively, as follows:

                                                  1999                 1998
                                                  ----                 ----

    Mutual Funds                                $477,685             $461,914
    Sharper Image Corp. Common Stock              32,204              144,082
                                               ---------             --------
                                                $509,889             $605,996
                                                ========             ========

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)
--------------------------------------------------------------------------------

4. RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of mutual funds managed by PNC, or by a majority owned subsidiary of PNC. PNC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 1999 and 1998, the value of the mutual funds managed by PNC and its majority owned subsidiary was $4,351,046 and $3,329,955, respectively. In addition, the Plan invests in shares of the Company's unitized common stock fund and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 1999 and 1998, the value of the Company's common stock held by the Plan was $291,048 and $190,952, respectively.

5. DUE TO PARTICIPANTS WHO HAVE WITHDRAWN

   As of December 31, 1999 and 1998, net assets available for benefits included $29,771 and $7,475, respectively, due to participants who had withdrawn from participation in the Plan. The net assets available for benefits also includes vested funds from former Company employees who can no longer make contributions to the Plan, but who have elected to retain their funds in their investments accounts, as allowed in the Plan's provisions. The amount of funds in the net assets available for former employees who have not requested distribution at year-end is $612,039 and $328,112 at December 31, 1999 and 1998, respectively.


                              * * * * * * * * * * *

THE SHARPER IMAGE
401k SAVINGS PLAN


SCHEDULE  H,  Line 4i -  SUPPLEMENTAL  SCHEDULE  OF ASSETS  HELD FOR  INVESTMENT
PURPOSES - DECEMBER 31, 1999

                                                            Number of
                                                            Shares or                                Fair
Description of Investment                                   Par Value             Cost               Value
-------------------------                                   ---------             ----               -----
FIXED INCOME SECURITIES
  BlackRock Balanced Equity Fund *                             37,183       $   638,117         $   772,658

EQUITY SECURITIES
  BlackRock Large Cap Growth Equity Fund *                     71,777         1,307,565           1,752,792
  BlackRock Index Equity Fund *                                37,218           747,607           1,046,942
  American Century Equity Growth Fund                           1,146            27,929              30,055
  Invesco Emerging Growth Fund                                  2,652            38,285              49,389
  Janus Worldwide Fund                                          2,120           120,339             162,045

GOVERNMENT SECURITIES
  BlackRock Intermediate Government Bond Fund *                 7,438            74,781              72,520

MONEY MARKET & INSURANCE (GIC) FUNDS
  BlackRock Money Market Fund *                               517,404           616,700             693,749
  PNC Investment Contract Fund *                                5,873            11,924              12,385

COMMON STOCK
  Sharper Image Corporation Common Stock Fund *                14,189           198,959             291,048

PARTICIPANT LOANS
  Twenty-nine loans outstanding with interest
  rates ranging from 8.75% to 9.25%                           201,469             --                201,469
                                                                            -----------         -----------

  Total Investments                                                         $ 3,782,206         $ 5,085,052
                                                                            ===========         ===========

* - Party-in-interest.

                                       10

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  THE SHARPER IMAGE 401k SAVINGS PLAN
                                  BY SHARPER IMAGE CORPORATION
                                    PLAN ADMINISTRATOR


Date:     June 27, 2000            by:/s/  Jeffrey P. Forgan
     ----------------------           ------------------------
                                           Jeffrey P. Forgan
                                           Senior Vice President,
                                           Chief Financial Officer and
                                           Plan Administrator


                                       11